SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

NORDIC AMERICAN OFFSHORE LTD.
 (Exact Name of Registrant as Specified in its Charter)

Bermuda	N/A
(State of Incorporation or Organization)	(IRS Employer Identification Number)
LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda	N/A
(Address of Principal Executive Offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐
Securities Act registration statement file number to which this form relates:  N/A
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights under Shareholder Rights Agreement	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Each Class)

Item 1.	Description of Securities To Be Registered.
On December 21, 2018, the Board of Directors (the "Board") of Nordic American Offshore Ltd., a company organized under the laws of Bermuda (the "Company"), authorized and declared a dividend of one preferred share purchase right (a "Right") for each of the Company's common shares, par value $0.01 per share, and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement, dated as of December 21, 2018 (the "Rights Agreement"), by and between the Company and Computershare Trust Company, N.A., as rights agent ("Computershare").  The dividend is payable on December 31, 2018 to the shareholders of record on such date.
The Board has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common share of the Company without the approval of the Board.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, a copy of which is attached as Exhibit 4.1 hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights.  The Rights will initially trade with, and will be inseparable from, the common shares.  The Rights are evidenced only by certificates that represent common share.  New Rights will accompany any new common share of the Company issued after December 31, 2018 until the Distribution Date described below.
Exercise Price.  Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a "Preferred Share") for $10.00 (the "Exercise Price"), once the Rights become exercisable.  This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one common share.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability.  The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the outstanding common shares. Under the terms of the Rights Agreement, Scorpio Offshore Investments Inc. and its affiliates will not become an Acquiring Person under any circumstances.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of the Company's outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of common shares equivalent to the economic exposure created by the derivative position, to the extent actual common shares of the Company are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.
The date when the Rights become exercisable is the "Distribution Date."  Until that date, the common share certificates will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights.  After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common shares.  Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $10.00, the Exercise Price, purchase the Company's common shares with a market value of $20.00, based on the market price of the common shares prior to such acquisition.

•
Flip Over.  If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $10.00, purchase shares of the acquiring corporation with a market value of $20.00, based on the market price of the acquiring corporation's stock prior to such transaction.

•
Notional Shares.  Shares held by affiliates and associates of an Acquiring Person,  including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.
Each one one-thousandth of a Preferred Share, if issued:
•	will not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on Common Shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth  interest in a Preferred Share should approximate the value of one common share.
Expiration.  The Rights expire on the earliest of (i) December 21, 2028; or (ii) the redemption or exchange of the Rights, as described below.
Redemption.  The Board may redeem the Rights for $0.01 per Right under certain circumstances.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.  The redemption price will be adjusted if the Company has a stock split or stock dividends of its common shares.
Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares of the Company, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person.
Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common shares.  No adjustments to the Exercise Price of less than 1% will be made.
Amendments.  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
The Rights Agreement, dated as of December 21, 2018, between the Company and Computershare, as rights agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.
3.1
Certificate of Designations for the Company's Series A Participating Preferred Shares, dated December 21, 2018 (incorporated by reference to Exhibit 3.1 to the Company's Form 6-K filed with the U.S. Securities and Exchange Commission (the "Commission") on December 21, 2018).

4.1
Rights Agreement, dated as of December 21, 2018, between Nordic American Offshore Ltd. and Computershare Trust Company, N.A., which includes the form of Certificate of Designations as Exhibit A and the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 the Company's Form 6-K filed with the Commission on December 21, 2018).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD. (registrant)

Dated: December 21, 2018	By:	/s/ Emanuele Lauro
Name: Emanuele Lauro
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX
Exhibit Number	Description

3.1
Certificate of Designations for the Company's Series A Participating Preferred Shares  (incorporated by reference to Exhibit 3.1 to the Company's Form 6-K filed with the Commission on December 21, 2018).

4.1
Rights Agreement, dated as of December 21, 2018, between Nordic American Offshore Ltd. and Computershare Trust Company, N.A., which includes the form of Certificate of Designations as Exhibit A and the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 the Company's Form 6-K filed with the Commission on December 21, 2018).